

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

August 6, 2009

Duane Bennett
President
Montgomery Real Estate Service, Inc.
c/o Lessard Property Management, Inc.
191 Chestnut Street
Springfield, MA 01103

>   **Re: Montgomery Real Estate Service, Inc.**
>   **Amendment No. 1 to Preliminary Information Statement on**
>   **Schedule 14C**
>   **Filed July 21, 2009**
>   **File No. 000-53146**

Dear

        We have completed our review of your Amendment No. 1 to Preliminary
Information Statement on Schedule 14C and have no further comments at this time.

        Please contact Erin Martin at 202-551-3391 or the undersigned at 202-551-3785 if
you have any further questions.

                                        Sincerely,

                                        Karen J. Garnett
                                        Assistant Director

cc: Tracy Lok (*via facsimile*)